September 11, 2006

United States
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
Mail Stop 4561

Attn:  Steven Jacobs, Accounting Branch Chief

RE:  Holobeam, Inc.
      Form 10-K for the year ended September 30, 2005
      Form 10-Q for the quarter ended December 31, 2005
      File No. 0-03385

Dear Mr. Jacobs:


The following is the company's response to your letter dated
August 24, 2006 regarding Form 10-K for the year ended
September 30, 2005 and for Form 10-Q for the quarter ended
December 31, 2005:

Form 10-K for the year ended September 30, 2005
-----------------------------------------------

Financial Statements
--------------------

Independent Accountant's Report, page 26
----------------------------------------

Comment 1. We have read your response to prior comment 1.
Please note your accountants' report is not in compliance. . .

Response:

We continue to note your point.




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Mr. Steven Jacobs
Page Two
September 11, 2006


Comment 2. In light of the fact that material weaknesses existed with respect to the recording of an additional minimum pension liability and the provision for income taxes. . .

Response:

Management held discussions on the cause of the material errors with regard to the effectiveness of the design and operation of the disclosure controls and procedures to ascertain if there was any material weakness in these controls and procedures. Through this review, management concluded again, that these errors were a specific isolated incident and concluded it to be a strong indicator that the likelihood that it would happen again is remote.

The Registrant maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Registrant's Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Registrant's management, including its President and Treasurer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.


Management, including the President and Treasurer carried out an evaluation of the effectiveness of the design and operation of the Registrant's disclosure controls and procedures. Based on the foregoing, the Registrant's President and Treasurer continues to conclude that the Registrant's internal controls are effective over financial reporting as of September 30, 2005 and is sufficient to meet the stated objectives.





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Mr. Steven Jacobs
Page Three
September 11, 2006


Comment 3. Please revise to include the latest form of certification as last amended... Please file the certifications as exhibits... and not within the body of the report.

Response:

The form of the certifications will conform to the latest form of certifications as last amended June 2003 for all future filings. All certifications were personally signed by the officers as required. We respectfully request that we can make this change for future filings.

We the company hereby acknowledges that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;

* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* The company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this correspondence to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  September 11, 2006

                  Holobeam, Inc.

                                  /s/ Melvin S. Cook
					    ------------------
                                  Melvin S. Cook
        			President and Chairman of the Board
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